SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 July 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding dated 05 May 2017
Enclosure 2	Holding(s) in Company dated 08 May 2017
Enclosure 3	Director/PDMR Shareholding dated 15 May 2017
Enclosure 4	Director/PDMR Shareholding dated 15 May 2017
Enclosure 5	Director/PDMR Shareholding dated 18 May 2017
Enclosure 6	Director/PDMR Shareholding dated 18 May 2017
Enclosure 7	Total Voting Rights dated 31 May 2017
Enclosure 8	Director/PDMR Shareholding dated 15 June 2017
Enclosure 9	Transaction in Own Shares dated 20 June 2017
Enclosure 10	Director/PDMR Shareholding dated 21 June 2017
Enclosure 11	Director/PDMR Shareholding dated 22 June 2017
Enclosure 12	Holding(s) in Company dated 23 June 2017
Enclosure 13	Director/PDMR Shareholding dated 23 June 2017
Enclosure 14	Director/PDMR Shareholding dated 26 June 2017
Enclosure 15	Total Voting Rights dated 30 June 2017

Enclosure 1

 NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 82,449 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN. LAPSING OF 1,090,141 SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	1,172,590
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	LUIS ALVAREZ
2	Reason for the notification
a)	Position/status	CEO GLOBAL SERVICES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 20,932 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN. LAPSING OF 277,697 SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	298,629
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JOHN PETTER
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 22,700 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN. LAPSING OF 236,285 SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£N/A	258,985
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GRAHAM SUTHERLAND
2	Reason for the notification
a)	Position/status	CEO BUSINESS AND PUBLIC SECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 21,724 UNDER THE BT GROUP DEFERRED BONUS PLAN. LAPSING OF 236,285 SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£N/A	258,009
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO TECHNOLOGY, SERVICE & OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 3,043 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN. LAPSING OF 93,520 SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£N/A	96,563
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 9,161 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£N/A	9,161
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SEAN WILLIAMS
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	LAPSING OF 13,031 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN. LAPSING OF 144,619 SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£N/A	157,650
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

Enclosure 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi
1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	¨
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	¨
An event changing the breakdown of voting rights	¨
Other (please specify):	¨
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	5 May, 2017
6. Date on which issuer notified:	8 May, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	497,222,381	497,222,381	N/A	N/A	506,869,860	N/A	5.08%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	133,884	0.00%
American Depository Receipt	9,412,475	0.09%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	17,222,859	Nominal	Delta
0.17%	0.17%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
533,639,078	5.35%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 12,185 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 25,873 SHARES UNDER THE BT GROUP RETENTION SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.01	12,185
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIR MICHAEL RAKE
2	Reason for the notification
a)	Position/status	CHAIRMAN
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 16,400 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.055	16,400
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ISABEL HUDSON
2	Reason for the notification
a)	Position/status	NON-EXECUTIVE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 3,299 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.011	3,299
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	NICK ROSE
2	Reason for the notification
a)	Position/status	SENIOR INDEPENDENT DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 75,000 SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.012	75,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 MAY 2017
f)	Place of the transaction	LONDON

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	CHIE EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 593 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.03	593
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	15 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIR MICHAEL RAKE
2	Reason for the notification
a)	Position/status	CHAIRMAN
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 593 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.03	593
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	15 MAY 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JOHN PETTER
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 594 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.03	594
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	15 MAY 2017
f)	Place of the transaction	LONDON

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GRAHAM SUTHERLAND
2	Reason for the notification
a)	Position/status	CEO BUSINESS AND PUBLIC SECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 15,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.074	15,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	18 MAY 2017
f)	Place of the transaction	LONDON

Enclosure 7

Wednesday 31 May 2017

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 May 2017 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 7,563,842 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,960,563,8

The above figure (9,960,563,839) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO BT TECHNOLOGY, SERVICE AND OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	THE GRANT OF OPTION OVER 1,642 SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.74	1,642
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	14 JUNE 2017
f)	Place of the transaction	LONDON

Enclosure 9

20 June 2017

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 June 2017 it purchased from Atlas Services Belgium, a subsidiary of Orange, 43,402,777 ordinary shares at a price of 288 pence per share. The purchased shares will all be held as treasury shares. Separately, Ilford Trustees (Jersey) Limited, trustee of the BT Group Employee Share Ownership Trust also purchased 26,041,666 ordinary shares at a price of 288 pence per share from Atlas Services Belgium, a subsidiary of Orange, on 20 June 2017.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 50,933,610 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 9,917,194,071.

The above figure (9,917,194,071) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP FINANCE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 10,536 SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.84	10,536
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	21 JUNE 2017
f)	Place of the transaction	LONDON

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GRAHAM SUTHERLAND
2	Reason for the notification
a)	Position/status	CEO BUSINESS AND PUBLIC SECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 15,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.82	15,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	22 June 2017
f)	Place of the transaction	LONDON

Enclosure 12

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	-
An event changing the breakdown of voting rights	-
Other (please specify):	-
3. Full name of person(s) subject to thenotification obligation: iii	Atlas Services Belgium S.A. Orange S.A.
4. Full name of shareholder(s) (if different from 3.):iv	Registered holder: Bank of New York (Nominees) Limited
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	Monday 19 June 2017
6. Date on which issuer notified:	Thursday 22 June 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Atlas Services Belgium S.A.: direct holding has fallen below 3% (reduced from 4% to 2.66%) Orange S.A.: indirect holding has fallen below 3% (reduced from 4% to 2.66%)

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) indirectly held by Orange S.A.)	-	398,725,107	-	-	265,725,107	-	2.66
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) directly held by Atlas Services Belgium S.A.	398,725,107	398,725,107	265,725,107	265,725,107	-	2.66	-

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii		Exercise/Conversion Period xiv		Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
-	-		-		-	-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
-	-	-	-	-		Nominal	Delta
						-	-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
265,725,107				2.66

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
Orange S.A. owns the entire issued share capital of Atlas Services Belgium SA. On 19 June 2017, Atlas Services Belgium S.A. sold, by way of an Accelerated Book Building Placement, a 1.33% holding in BT Group plc to: (a) the issuer and the BT Group Employee Share Ownership Trust ( in aggregate, a disposal of circa 69 million ordinary shares); and (b) to institutional and qualified investors (a disposal of circa 64 million ordinary shares).
Note: The remaining 265,725,107 ordinary shares of the issuer held by Atlas Services Belgium S.A. are registered in the name of Bank of New York (Nominees) Limited in its capacity as nominee of Atlas Services Belgium S.A.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will ceaseto hold:	N/A
12. Date on which proxy holder will cease to holdvoting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Mr Cédric Testut
15. Contact telephone number:	+ 33 1 44 44 08 92

Enclosure 13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ANTHONY BALL
2	Reason for the notification
a)	Position/status	NON EXECUTIVE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 100,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.82	100,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	22 June 2017
f)	Place of the transaction	LONDON

Enclosure 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	GROUP CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	1,218,186
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	855,446
		£2.86	42,014
d)	Aggregated information - Aggregated volume - Price	897,460 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO EE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	439,944
		£2.86	39,844
d)	Aggregated information - Aggregated volume - Price	479,788 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL SERVICES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	300,279
		£2.86	25,925
d)	Aggregated information - Aggregated volume - Price	326,204 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO WHOLESALE & VENTURES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	420,775
		£2.86	33,457
d)	Aggregated information - Aggregated volume - Price	454,232 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	216,043
		£2.86	3,754
d)	Aggregated information - Aggregated volume - Price	219,797 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JOHN PETTER
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	492,318
		£2.86	42,618
d)	Aggregated information - Aggregated volume - Price	534,936 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GRAHAM SUTHERLAND
2	Reason for the notification
a)	Position/status	CEO BUSINESS AND PUBLIC SECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	476,082
		£2.86	41,212
d)	Aggregated information - Aggregated volume - Price	517,294 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO TECHNOLOGY, SERVICE & OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	349,162
		£2.86	19,608
d)	Aggregated information - Aggregated volume - Price	368,770 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	366,620
		£2.86	22,935
d)	Aggregated information - Aggregated volume - Price	389,555 £2.86
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SEAN WILLIAMS
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.86	12,421
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	22 JUNE 2017
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 15

Friday 30 June 2017

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2017 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 50,929,090 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,917,198,591.

The above figure (9,917,198,591) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 03 July 2017